UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 17, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF

INDEPENDENT NON-EXECUTIVE DIRECTOR

Pursuant to the laws and regulations such as the Company Law of the People’s Republic of China and Guidance Opinions regarding the Establishment of the Independent Director System in Listed Companies (Zheng Jian Fa [2001] No.102) (《關於在上市公司建立獨立 董事制度的指導意見》證監發[2001]102號) and the relevant provisions under the articles of association of China Eastern Airlines Corporation Limited (the “Company”), the term of office of an independent director shall not exceed six consecutive years. As the term of office of Mr. Sandy Ke-Yaw Liu, an independent non-executive director of the Company has reached six consecutive years, he has ceased to hold office as an independent non-executive director of the Company, a member of the Nomination and Remuneration Committee of the board of directors of the Company (the “Board”) and a member of the Aviation Safety and Environment Committee of the Board since the date of this announcement. Mr. Sandy Ke-Yaw Liu has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board comprises 11 directors. After Mr. Sandy Ke-Yaw Liu’s resignation from being an independent non-executive director of the Company, the number of independent non-executive directors of the Company is 4, which complies with the requirement of the relevant laws and regulations that the independent non-executive directors shall represent at least one third of the Board.

During his tenure of office, Mr. Sandy Ke-Yaw Liu has demonstrated his independence, fairness, loyalty, diligence and dedication in performing his duties as an independent non- executive director. He made various contributions in and gave professional advice on the development of corporate governance and establishment and decision-making of the Board, enhancement of operation management and safeguarding interests of the Company and all of its shareholders as a whole. The Board would like to express its sincere appreciation to Mr. Sandy Ke-Yaw Liu’s contributions to the Company’s development during his tenure of office.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary
Shanghai, the People’s Republic of China
16 June 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non- executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).